A & J VENTURE CAPITAL GROUP, INC.
23890 Copper Hill Drive #206
 Valencia CA 91354

February 22, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.   20549

Attention: Ramin M. Olson, Esq., Division of Corporate Finance

Re:	A & J Venture Capital Group, Inc. Preliminary Information Statement on Schedule 14C Filed October 12, 2010 Current Report on Form 8-K Filed September 20, 2010 File No. 333-146441

Dear Mr. Olson:

In response to your correspondence dated November 5, 2010 concerning the above-referenced filings, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, A & J Venture Capital Group, Inc. (the "Company"), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

A & J VENTURE CAPITAL GROUP, INC.

/s/ Antal Markus

Antal Markus, CEO